EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended		Fiscal Years Ended
	April 30,	May 1,	January 29,	January 31,	February 1,	February 2,	February 3,
	2005	2004	2005	2004	2003	2002	2001*

Consolidated pretax income	$ 59,440	$ 84,007	$ 184,551	$ 15,994	$ 204,261	$ 120,963	$ 183,531
Fixed charges (less capitalized
interest)	29,712	42,525	157,314	202,432	212,479	216,605	221,957

EARNINGS	$ 89,152	$ 126,532	$ 341,865	$ 218,426	$ 416,740	$ 337,568	$ 405,488

Interest	$ 26,200	$ 37,952	$ 139,056	$ 181,065	$ 189,779	$ 192,344	$ 196,609
Capitalized interest	1,868	821	4,485	2,622	2,469	5,415	4,720
Interest factor in rent expense	3,512	4,573	18,258	21,367	22,700	24,261	25,348

FIXED CHARGES	$ 31,580	$ 43,346	$ 161,799	$ 205,054	$ 214,948	$ 222,020	$ 226,677

Ratio of earnings to fixed charges	2.82	2.92	2.11	1.07	1.94	1.52	1.79

* 53 Weeks